Mail Stop 6010


								October 4, 2005


Mary E. Chowning
Chief Financial Officer
X-Rite, Incorporated
3100 44th Street S.W.
Grandville, Michigan 49418


	Re:	X-Rite, Incorporated
		Form 10-K for year ended January 1, 2005
		Filed March 16, 2005
		File No. 000-14800

Dear Ms. Chowning:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant